

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Jim Mutrie
Chief Commercial Officer
Switchback Energy Acquisition Corp
5949 Sherry Lane, Suite 1010
Dallas, TX 75225

> **Re: Switchback Energy Acquisition Corp**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed December 15, 2020**
> **File No. 333-249549**

Dear Mr. Mutrie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2020 letter.

Amendment No. 2 to Form S-4 filed December 15, 2020

Unaudited Pro Forma condensed Combined Financial Information, page 80

1. We note from the cover page that you have increased the registered shares from 245 million to 250 million and that the additional shares are attributable to an increase in the rate of option and warrant exercises by holders of options and warrants of ChargePoint, Inc. during the time between the filing of the Initial Registration Statement and the filing of this Amendment No. 2. As we note no changes reflected in the pro forma statements to the shares issued to ChargePoint shareholders in the merger, please clearly explain to us (i) the reasons for the increase in registered shares, and (ii) your conclusion that the increase would not result in any corresponding changes to the pro

forma financial statements and any other financial data included in the filing.

Certain U.S. Federal Income Tax Considerations, page 141

2.   We note your response to comment 1. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language on page 147 stating that it is intended that certain material tax consequences will apply. Please remove disclosure that the discussion is "for information purposes only" and the section headers which indicate that the opinion only covers "certain" tax considerations. Similarly, please revise the disclosure indicating the discussion does not purport to be a "complete analysis." Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

 You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing